Filed by Pinnacor Inc. Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                      And Deemed Filed Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934
                                                Subject Company: Pinnacor Inc.
                                                Commission File No.: 000-30309


On July 23, 2003, Pinnacor Inc. and MarketWatch.com, Inc. issued a joint press release. The text of the joint press release follows.


                      MarketWatch.com to Acquire Pinnacor

              Combination Will Create Leading Provider of Online
                    Financial Information and Applications


SAN FRANCISCO & NEW YORK, July 23, 2003 - MarketWatch.com, Inc. (Nasdaq: MKTW) and Pinnacor Inc. (Nasdaq:PCOR), formerly known as ScreamingMedia, today announced that they have signed a definitive agreement whereby MarketWatch.com will acquire Pinnacor. The acquisition will create a combined company that is a market-leading provider of online business news and financial applications to organizations in numerous sectors, including banking, brokerage and media.

Under the terms of the agreement, a new company will be formed to combine the businesses of MarketWatch.com and Pinnacor. Each Pinnacor stockholder will have the right to elect either $2.42 in cash or 0.2659 shares of the stock of the combined company for each share of Pinnacor stock, subject to proration. Each MarketWatch.com stockholder will receive one share of stock in the combined company for each share of MarketWatch.com stock. The aggregate consideration paid to Pinnacor stockholders will be $44 million in cash and
6.5 million shares of the stock of the combined company. Based on the closing price and the number of outstanding shares of MarketWatch.com's common stock on July 22, 2003, the aggregate purchase price for Pinnacor would be $103.2 million and Pinnacor stockholders will own approximately 27 percent of the combined company's equity. In addition, upon the closing, Pinnacor will nominate two representatives to the new company's board of directors.

The acquisition will enhance MarketWatch.com's presence as a provider of premium-branded news, tools and charting capabilities by incorporating Pinnacor's broad set of financial applications and extensive customization capabilities. Pinnacor's solutions encompass market data and investment-analysis tools for financial services firms, as well as critical business information, portal solutions and messaging services for enterprise clients and wireless carriers. At closing, it is expected that Pinnacor will bring several hundred new customers to MarketWatch.com. Clients of the combined company are expected to include many of the leading U.S. banks, brokerages, media companies, insurance companies, asset managers, Internet service providers and wireless carriers.

The combined company will be positioned to take advantage of opportunities in several key market segments. The acquisition will extend MarketWatch.com's existing news and information to Pinnacor's wireless and business information customers, and corporate portal partners. By integrating Pinnacor's solutions with MarketWatch.com's offerings, the combined company will be positioned to execute a long-term goal of licensing news and information services to institutional users.

"This is a terrific combination," said Larry Kramer, chairman and CEO, MarketWatch.com. "It will enable us to rapidly increase our capability to bring new and exciting products to market. We bring together world-class journalists, designers and engineers as part of a company that already counts as customers many of the leading financial services and media companies. We are also able to deliver diversified revenues streams, with significant contributions from advertising and licensing activities, and a growing presence in subscription services and wireless technology."

"By joining forces, our customers will have immediate access to a broader set of content and applications, while benefiting from our ability to bring products to market faster," said Kirk Loevner, chairman and CEO, Pinnacor. "Together, MarketWatch.com and Pinnacor offer more compelling solutions for the financial services market, backed by a trusted brand name and the strength of a larger combined business."

The acquisition is subject to customary closing conditions, including regulatory approval and the approval of MarketWatch.com and Pinnacor stockholders. The transaction is expected to be completed during the fourth quarter of 2003. MarketWatch.com believes its fourth quarter 2003 earnings will be diluted from a one-time restructuring charge and other deal-related costs, and the transaction will be accretive to earnings in calendar year 2004.

UBS Investment Bank is acting as financial advisor to MarketWatch.com on this transaction, and Citigroup Global Markets is acting as financial advisor to Pinnacor.

MarketWatch.com Earnings Call
MarketWatch.com has scheduled a conference call for 8:00 a.m. PDT on Wednesday, July 23, 2003 to discuss its second quarter 2003 results, its expectations for the current fiscal year and the Pinnacor transaction. A separate earnings release follows this announcement. Investors will have the opportunity to listen to the real-time Web cast of the call at http://ir.marketwatch.com/. Recordings will be available shortly after the call at the above Web address. Investors also have the option of calling 800-475-6701 (access code 691251) for the teleconference replay, which will be available for approximately two weeks beginning at 11:30 a.m. PDT on July 23, 2003.

Pinnacor Earnings Call
Pinnacor has scheduled a conference call for 4:30 p.m. EDT on Tuesday, July
29, 2003 to discuss its second quarter 2003 results. To participate, please dial 1-877-261-8990. International participants should dial 1-847-619-6441. A replay of the call will be available for a week. To access the replay, please dial 1-888-843-8996 (passcode # 7441431). International participants can replay the call by dialing 1-630-652-3044 (passcode # 7441431). To listen to the live Webcast, please connect to http://www.pinnacor.com/company/investors/.

About MarketWatch.com, Inc.
MarketWatch.com, Inc. (NASDAQ:MKTW) is a leading multimedia publisher of business news and information. Founded in 1997, the company operates two award-winning Web sites, CBS MarketWatch and BigCharts. The company produces the syndicated CBS MarketWatch Weekend TV program, airs financial reports over The CBS Television Network, and provides updates every 30 minutes on the MarketWatch.com Radio Network. MarketWatch.com licenses market news, investment analysis tools and sophisticated charting applications to financial services firms and media companies. The company also offers subscription products for individual investors, including the Hulbert Financial Digest. www.cbs.marketwatch.com

About Pinnacor Inc.
Pinnacor Inc. (Nasdaq: PCOR), formerly ScreamingMedia, is a provider of information and analytical applications to financial services companies and global corporations. The company delivers customized information, applications and tools that help businesses reduce costs through outsourcing and drive new revenue streams. Pinnacor's solutions encompass market data and investment analysis tools for financial services firms; critical business information for the enterprise; and personalized portal applications and messaging services for wireless carriers and ISPs. The company counts Barclays Global Investors, U.S. Bancorp Piper Jaffray, Tribune Media Services, Virgin Mobile and Verizon Wireless among its clients. Headquartered in New York City, the company also has offices in San Francisco, Calif.; Coralville, Iowa; London, U.K.; and Jerusalem, Israel. www.pinnacor.com

Additional Information About the Merger and Where to Find It
MarketWatch.com intends to file a registration statement with the Securities and Exchange Commission on Form S-4 in connection with the proposed acquisition (the "Merger") of Pinnacor by MarketWatch.com. MarketWatch.com and Pinnacor also intend to file with the SEC, and mail to their respective stockholders, a joint proxy statement/prospectus and other relevant materials in connection with the Merger. Investors and security holders of MarketWatch.com and Pinnacor are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decisions with respect to the proposed Merger because the materials will contain important information about MarketWatch.com, Pinnacor and the proposed Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by MarketWatch.com and Pinnacor with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov.

Both of MarketWatch.com, Larry Kramer, and MarketWatch.com's other directors and executive officers on the one hand, and Pinnacor, Kirk Loevner and Pinnacor's other directors and executive officers on the other hand, may be deemed to be participants in the solicitation of proxies of stockholders of MarketWatch.com and Pinnacor in connection with the proposed Merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of MarketWatch.com common stock or Pinnacor common stock, as applicable. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such individuals in the solicitation by reading the joint proxy statement/prospectus when it becomes available.

Notice Regarding Forward-Looking Statements
This media release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are based on current expectations and neither MarketWatch.com nor Pinnacor assumes any obligation to update this information. The actual results of MarketWatch.com and Pinnacor may differ materially from those anticipated in these forward-looking statements, which include statements relating to the expected timetable for completing the transaction, the transaction's anticipated accretive affect on earnings in calendar 2004, its dilutive affect on earnings in the fourth quarter 2003, the benefits and synergies of the transaction, future opportunities for the combined company and any other statements about future expectations, benefits, goals, plans or prospects. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans" "anticipates," "expects," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability of the parties to consummate the transaction, the ability of the parties to successfully integrate the operations and employees of MarketWatch.com and Pinnacor, the ability to realize anticipated synergies and cost savings, and the other factors described in the Form 10-K for the year ended December 31, 2002, Form 10-Q for the quarter ended March 31, 2003, as well as other recent reports filed with the Securities and Exchange Commission by MarketWatch.com and Pinnacor, which are available on the SEC's Web site at www.sec.gov.

                                      ###

Contacts:
Investors:
Anna Yen, Investor Relations, MarketWatch.com, 415-616-7214, ayen@marketwatch.com
Rowan Hajaj, Investor Relations, Pinnacor, 212-691-7900, rhajaj@pinnacor.com

Press:
Dan Silmore, Media Relations, MarketWatch.com, 415-733-0582, dsilmore@marketwatch.com
Therese Bruno, Media Relations, Pinnacor, 212-659-2057, tbruno@pinnacor.com